UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                               SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                          (Amendment No.   2  )*



              I-Link Incorporated (formerly Medcross, Inc.)
                             (Name of Issuer)


                      Common Stock, $.007 par value
                      (Title of Class of Securities)


                               449927-10-2
                              (CUSIP Number)

                         Henry Y.L. Toh, Director
                        Four M International, Inc.
                      1980 Post Oak Boulevard, #1850
                             Houston, TX 77056
(Name, address and Telephone Number of Person Authorized to Receive Notices and
                             Communications)


                            December 31, 1997
         (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with the statement: [ ].

                               SCHEDULE 13D

CUSIP NO. 449927-10-2


1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Four M International, Inc.

2.   Check the appropriate box if a member of a group              (a)[ ]
                                                                   (b)[x]
3.   SEC Use only

4.   Source of Funds

     N/A

5. Check Box if disclosure of legal proceedings is required pursuant to items 2(d) or (e)[ ]

6.   Citizenship or place of organization

     Barbados

                    7.  Sole Voting Power    200,480

Number of Shares
Beneficially        8.  Shared voting power  --
Owned by
Each
Reporting           9.  Sole dispositive power        200,480
Person

                    10. Shared dispositive power   --

11.  Aggregate amount beneficially owned by each reporting person     200,480

12.  Check box if the aggregate amount in row (11) excludes certain shares[  ]

13.  Percent of class represented by amount in row (11)     1.4%

14.  Type of reporting person      CO

Item 1.  Security and Issuer

     This statement relates to the shares of common stock, $.007 par value per share ("Common Stock"), of I-Link Incorporated (formerly Medcross, Inc.), a Florida corporation ("Issuer"). The Issuer's principal executive offices are located at 13751 S. Wadsworth Park Drive, Suite 200, Draper, Utah 84020.

Item 2.  Identity and Background

     Four M International, Inc., a company organized under the laws of Barbados ("Four M") was organized for the purpose of acquiring and holding shares of stock in the Issuer. Four M's principal executive offices are located c/o 1980 Post Oak Boulevard, #1850, Houston, Texas 77056.

     The directors of Four M are Henry Toh and Abe Dunn, both of whom are citizens of the United States, and both of whom disclaim beneficial ownership of the shares described herein.

     None of Four M or any of its executive officers and directors have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     None of Four M nor any of its executive officers and directors during the last five years, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     Four M and Walnut Capital Corp, a Delaware corporation ("WCC"), Windy City, Inc., a Delaware corporation ("WCI") and Canadian Imperial Bank of Commerce Trust Company (Bahamas) Limited, a trust company organized under the laws of The Commonwealth of the Bahamas, as Trustee ("CIB") (together, Purchasers"), purchased 200,000 shares of Class A Variable Rate Cumulative Convertible Preferred Stock, $10.00 par value per share ("Preferred Stock"), pursuant to a Stock Purchase Agreement, dated February 19, 1992, by and among the Issuer and the Purchasers ("Stock Purchase Agreement"). The Preferred Stock was convertible into Common Stock. The 160,000 shares of Preferred Stock purchased by Four M represented 64% of the voting control of the Issuer at the time of purchase.. The Preferred Stock was purchased for the sum of $2 million. A total of $1.6 million was paid by Four M for the purchase of 160,000 shares of Preferred Stock and the source of such funds was the working capital of Four M.

     Concurrent with the execution by WCC, WCI and CIB of a letter agreement pursuant to which it agreed to sell all of the shares of Class A Preferred Stock owned by it to third parties, the Stock Purchase Agreement was amended on or about January 31, 1996 (a copy of which was filed as Exhibit 10(dd) to the Medcross, Inc. Form SB-2 registration statement, No. 333-17861 (the "Registration Statement") to provide that upon the sale of shares owned by WCC, WCI and CIB, the Stock Purchase Agreement would be cancelled by its terms.

Item 4.  Purpose of Transaction

     The Preferred Stock was acquired by Four M for investment purposes. Four M has no present plans, agreements, understandings or other arrangements to sell, assign or otherwise dispose of all or any part of the Common Stock owned of record except that the shares as to which Four M has sole dispositive power may be sold from time to time pursuant to the Registration Statement.

Item 5.  Interest in Securities of the Issuer

     (a) The 160,000 shares of Preferred Stock were converted to an aggregate of 3,915,570 shares of Common Stock on June 28, 1996. Thereafter, in accordance with transactions described in Item 6 hereof, an aggregate of 1,960,332 shares of such Common Stock have been sold, so that as of the date hereof Four M owns an aggregate of 1,955,238 shares of Common Stock, 1,753,758 shares of which are subject to the terms of the options described in Item 6 hereof.

     (b) Four M has the sole power to vote or direct the vote of an aggregate of 200,480 shares (1.4% of the shares outstanding as of November 7, 1997) and sole power to dispose or to direct the disposition of 200,480 shares owned.

     (c) As described in Item 6, Four M granted certain options to purchase shares to certain parties who are not affiliates of Four M. On December 31, 1996 options to purchase an aggregate of 142,738 shares of Common Stock owned by Four M were exercised at an exercise price of $1.79 per share; in July 1997 options to purchase an additional 250,000 shares of Common Stock were exercised at an exercise price of $2.35 per share; in August 1997 options to purchase an additional 340,109 shares were exercised at an exercise price of $2.45 per share; in September 1997 options to purchase an additional 783,568 shares were exercised at an exercise price of $2.54 per share and options to purchase an aggregate of 441,480 shares expired; in October 1997 options to purchase an additional 10,000 shares were exercised at an exercise price of $1.79 per share; in November 1997 options to purchase an additional 193,917 shares were exercised at an exercise price of $1.79 per share and in December 1997 options to purchase an additional 1,753,758 shares were exercised at an exercise price of $1.79 per share. An additional 170,000 shares were sold in October 1997 and 70,000 shares were sold in November 1997 pursuant to the Registration Statement and 1,000 shares were transferred by gift in December 1997.

     (d) No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock owned of record by Four M.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     On February 21, 1996, Four M granted certain options to purchase shares of the Company owned by Four M exercisable commencing July 1, 1996 (subject to the satisfaction of certain conditions) to purchase 3,915,570 shares of Common Stock. Henry Y.L. Toh, a director of the Issuer, is one of the two directors of Four M. The exercise price of $1.79 per share represented the lesser of 200% of the average of the closing bid and ask price per share of Common Stock for the ten (10) business days preceding July 1, 1996 or $1.79 per share. Commonwealth Associates and affiliates or associates thereof received the right to purchase 545,285 shares of Common Stock prior to December 31, 1996 and 537,500 shares of Common Stock prior to December 31, 1997. Benchmark Equity Group, Inc. received the right to purchase 545,285 shares of Common Stock prior to December 31, 1996 and 537,500 shares prior to December 1997. Certain members of the then management of I-Link Worldwide, Inc., namely, Clay Wilkes, Floyd Wilkes and Alex Radulovic, received the right to purchase an aggregate of 825,000 shares of Common Stock prior to December 31, 1996 and 825,000 shares prior to December 31, 1997. Scott Cook received the right to purchase 100,000 shares prior to December 31, 1996. On April 24, 1996, the
Four M Options issued to Mr. Cook were canceled and options were issued as of that date by Four M to Mr. Cook (50,000 shares), S.C. Culbreth (25,000 shares) and John Beardmore (25,000 shares).

     In August 1996 the Four M Options were amended to provide that in the event that $200,000 in principal amount (i.e., exercise proceeds) of the Four M Options have been exercised prior to December 31, 1996, the exercise period of the remaining Four M Options exercisable during 1996 (the "1996 Four M Options") would be extended to September 6, 1997 and the exercise price would be increased by four percent (4%) of the then current exercise price for each 30 day period or portion thereof commencing January 1, 1997 in which the remainder of the 1996 Four M Options are not exercised. Inasmuch as the aggregate amount exercised exceeded $200,000 in principal amount, the exercise period of the remaining
Four M Options was extended to September 6, 1997.

     Thereafter, all of the holders of options exercised the remaining outstanding options so that, as of December 31, 1997, no options remain outstanding.

Item 7.  Material To be Filed as Exhibits

     A. Form of Four M Option issued in February 1996 filed as an exhibit to the Schedule 13D, Amendment No. 1 filed on December 19, 1997, and incorporated herein by reference.

     B.   Form of First Amendment to Four M Option filed as an exhibit to the
Schedule 13D, Amendment No. 1 filed on December 19, 1997, and incorporated herein by reference.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 25, 1998                        Four M International, Inc.
          Date

                                        By:  /s/ Henry Y. L. Toh
                                             Henry Y.L. Toh, Director